04027550

PE
12-31-03

KENNETH COLE

Kenneth Cole Productions, Inc. 2003 annual report

20 YEARS LATER AND
STILL SOLE SEARCHING.
-KENNETH COLE

IT TOOK 8 YEARS TO LAND ON THE MOON.
IN JUST 12 MORE WE MADE THESE SHOES.
-KENNETH COLE



From Where I Stand...

2003 has provided much to celebrate both personally and professionally. Kenneth Cole Productions marked its 20th anniversary in what has been a most extraordinary and rewarding journey. We are growing more cohesive and focused as a company each day, and this year was no exception. Our anniversary produced exceptional synergies within the organization, with all of our divisions simultaneously delivering a timely, cohesive message to the consumer. After 20 years of sole searching, we continue to remain forward focused.

In grand fashion, the marketing strategy for the Kenneth Cole New York brand proved to be a very successful initiative. We delivered an extremely focused, coordinated effort comprised of national and international advertising campaigns shot by renowned photographer Richard Avedon, a book documenting the past 20 years, and a signature anniversary collection which crossed all product categories, including the launch of a new fragrance, Black -Kenneth Cole for men. Suffice it to say, the synchronized execution of the 20th anniversary celebration propelled the brand's awareness and sales levels to an all time high.

Last year the Company recorded record revenue of $468 million and diluted earnings per share grew 25.2% to $1.59 from $1.27. We are pleased with the Kenneth Cole New York businesses, the strong growth in our diffusion brands, the upward trend in our consumer direct business and the continued success of our variety of licensed product classifications. During a particularly strong 3rd quarter, we established a quarterly dividend of $.075 and have recently raised it to $.12 per share. Our balance sheet remains strong with over $111 million in cash and no debt. In addition, we continue to implement cost reduction strategies, resulting in a decrease in SG&A as a percentage of revenue. I am pleased with these results and believe that we are well positioned to sustain this success, both in the near term and for many years to come.

The momentum doesn't stop at 20 however, as several aggressive initiatives are planned for 2004. Originally introduced as an exclusive 20th anniversary offering, our Signature label has evolved into an ongoing collection, allowing us to elevate our quality, price points and, hence, perception and presentation of the Kenneth Cole New York brand. The same vitality that made our 20th anniversary such a success is now being applied to all aspects of our business to ensure sustained growth throughout 2004.

20 years in the making, Kenneth Cole Productions has become a greatly diversified entity and has matured into a fully integrated lifestyle brand. I am excited, proud and thankful and wish to take this opportunity to offer two decades' worth of heartfelt gratitude to those responsible—our dedicated employees, associates, vendors, shareholders and loyal customers. Looking back, I couldn't be prouder of what we have achieved. And couldn't be more excited about what we have yet to accomplish.



–KENNETH COLE




potatoe





1989
THE BERLIN WALL COMES DOWN, KENNETH COLE ON 5TH AVE. GOES UP.

1992
VISE PRESIDENT DAN QUAYLE SEALS HIS PLACE IN HISTORY AT A SPELLING BEE.

1993
THE BRADY BILL FOR GUN CONTROL IS PASSED, MAKING AMERICA A SAFER PLACE, RIGHT?

1994
KENNETH COLE GOES PUBLIC.









1983

KENNETH COLE PRODUCTIONS STARTS ROLLING.

1985

A HOLE IN THE OZONE LAYER IS DISCOVERED.

1986

IMELDA MARCOS ADMITS TO OWNING 2,700 PAIRS OF SHOES. NONE WERE OURS.

1988

PROZAC BECOMES AVAILABLE TO THE PUBLIC.

LICENSING

Our licensing business flourished this year, with royalties up 33.2% in 2003 vs. 2002. Our women's businesses achieved historical growth, with jewelry remaining one of our best overall selling businesses, continued growth in watch sales and record sell-through in our women's sportswear.

Our men's business was equally impressive as we continued to trend up while maintaining a prominent, contemporary brand identity. This trend will be further supported with the reinvigoration of the Kenneth Cole Reaction brand for Fall 2004. This effort will be heightened by the launch of a Kenneth Cole Reaction fragrance for men, supported by a national print advertising campaign, to be followed up by a Kenneth Cole Reaction fragrance for women in Spring 2005.

We entered into several new licensee agreements this past year, enabling us to expand our department store distribution. We are already experiencing much success with our men's classification pant business, and we are just now introducing women's swimwear, an exciting new classification for us. In addition, we have entered into a new sunglass agreement, allowing us to increase our presence internationally in this category.

Much of our success was bolstered by continued growth in our fragrance business. In spring we launched Black -Kenneth Cole, a new fragrance for men. Poised as a flanker, Black proved a huge success, exceeding all expectations and quickly becoming one of the best performing men's fragrances, from introduction through the holiday season. As we speak, we are eagerly awaiting the Spring 2004 launch of its counterpart, Black -Kenneth Cole for her. In less than two years, our fragrances have established a strong relationship with an expanding customer base and we anticipate continued success in this arena.

We have resisted temptation over the years to expand internationally, feeling it was important to have a fully functioning and effective vertical model in place, as well as sourcing expertise and the ability to offer full lifestyle brands to both genders here at home before we could attempt to offer it to another market, to another culture. After many years and tempered growth, we crossed several borders in 2003.

Following an already successful formula, we continued our brand expansion in Latin America with second stores in both Costa Rica and Panama, as well as our first store in Honduras. We opened a freestanding store in Chile, followed by two shop-in-shops there. The business climate in Mexico has greatly improved and we've continued to maximize our exposure there with the opening of several new shop-in-shops. In the UK, business continues to strengthen through our distribution of handbags, footwear and luggage, and we look forward to introducing more classifications in the future.

In addition, we recently signed an agreement for the distribution of apparel in Australia, starting with men's sportswear this upcoming fall. We continue to be pleased with the growth across multiple categories domestically and globally and will keep looking to carefully explore new opportunities.




vote
BUSH
2000
Vote
Gore
2000



1999

ANOTHER MILLENNIUM
HAS DOT-COM AND GONE.

2000

KENNETH COLE WOMEN'S
WEAR STARTS, AND THE
PRESIDENTIAL ELECTION
WON'T END.

2001

8:46 AM,
SEPTEMBER 11, 2001

2003

20 YEARS LATER
AND STILL
SOLE SEARCHING.







1995

T.G.I. CASUAL F.

1996

OVER 21,000,000
INFECTED WITH AIDS.
0 CURED.

1997

KENNETH COLE MAKES
MEN'S WEAR AND SCIENTISTS
MAKE A SHEEP.

WHOLESALE

We are excited about the healthy strides we continue to make in our wholesale business, with customers responding to color, fashion "newness" and value in our product. The depth of our product offerings for both genders under three different labels has enabled us to grow in a more systematic and controlled manner. Still embracing a conservative approach, attention to inventory management in every division was again critical to our success this year. This will remain our focus in the future.

While proliferating the diversity of the brand, Kenneth Cole Reaction continues to be a key player in the Department Stores' assortments, offering the young-minded consumer a viable designer alternative at the appropriate price and value. We anticipate the aforementioned repackaging of Kenneth Cole Reaction to have a profound effect on our wholesale business. In fact, we expect it to be one of our most impactful initiatives of 2004 and a driving force for the future of the company.

2003 was an important year for our Kenneth Cole ladies' footwear, as the two-year strategy of refocusing this business was realized. We feel we are now better able to deliver what the consumer is looking for, in terms of both trend and value, and we see positive signs for continued growth here.

Capitalizing on a youthful trend, our licensing of the Bongo brand this year has offered us the opportunity to hit a new market segment with better "junior" product that has a longer lifespan than most, all delivered how and where the young consumer prefers to shop. We're also looking forward to an expansion in women's and children's Bongo products in mid to late 2004.

We're proud to announce that Silver Technology, a Kenneth Cole New York line extension that complements an active lifestyle, was recently introduced at market to much acclaim. An artistic blend of sport and fashion with a metropolitan feel, Silver Technology should integrate seamlessly within the brand—beginning with men's footwear and sportswear.

We are more than pleased with both the progress and potential of our wholesale business and look forward to building on our success for 2004.

Consumer Direct

Our retail segment showed a strong resurgence in the 2nd half of 2003, posting improved comps in the 4th quarter—a trend we have seen continue into 2004. Square footage was up 8% in 2003 vs. 2002, demonstrating a steady, conservative growth. Amidst a still weakened economy, we remain committed to our initiative of lower inventories and controlled overhead.

We continually improve our ability to quickly identify and respond to trends in the fashion retail market, which is crucial to the success of our business. Although we followed a conservative retail growth plan, choosing to expand and renovate only opportunistically, 2003 was successful in that we came to realize there are a variety of alternative markets out there starving for our brands, Cincinnati being a great example. In addition, we maximized each marketing initiative to the fullest extent, reinforcing the same brand image at every level—from our retail stores to our website and through our catalogs.

As a whole, we remain intensely focused on key improvements to further strengthen the integrity of our infrastructure. Creating opportunities and developing improvements in such areas as greater regional management and training efficiency, enhanced customer service systems, and more sophisticated merchandise planning are priorities in order to form a strong base for growth in 2004, and beyond. Overall, we're pleased that retail has seen strong revenue growth and feel confident that we've established a firm position from which to achieve further increases in the year to come.

Mount Everest's peak was reached in 7 weeks.
It's been 20 years and we still haven't reached ours.

-Kenneth Cole

FINANCIALS

NET SALES

(in millions)



430.1
'99
'00
'01
'02
'03

NET INCOME

(in millions)



32.6
'99
'00
'01
'02
'03

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes thereto that appear elsewhere in this Annual Report.

Overview

Kenneth Cole Productions, Inc., designs, sources and markets a broad range of fashion footwear and handbags and, through license agreements, designs and markets apparel and accessories under its *Kenneth Cole New York*, *Reaction Kenneth Cole* and *Unlisted* brand names. During 2003, the Company added the *Bongo* trademark brand for footwear through a license agreement. The Company's products are targeted to appeal to fashion conscious consumers, reflecting a casual urban perspective and a lifestyle uniquely associated with *Kenneth Cole*.

The Company markets its products to more than 7,500 department and specialty store locations, as well as through its Consumer Direct business, which includes an expanding base of retail and outlet stores, consumer catalogs and interactive websites, including on-line e-commerce.

The popularity of the *Kenneth Cole* brand names among consumers has enabled the Company to expand its product offerings and channels of distribution through licensing agreements and offers through these agreements a lifestyle collection of men's product categories including tailored clothing, dress shirts, dress pants, sportswear, neckwear, briefcases, portfolios, jewelry, fragrance, belts, leather and fabric outerwear, sunglasses, optical eyewear, watches, luggage, hosiery and small leather goods. Women's product categories currently being sold pursuant to license agreements include sportswear, small leather goods, belts, scarves and wraps, hosiery, leather and fabric outerwear, sunglasses, optical eyewear, watches, jewelry, fragrance, swimwear, and luggage. In addition, the Company licenses boys' apparel under the *Reaction Kenneth Cole* brand.

The Company recorded record revenues of $468.4 million for the year ended December 31, 2003 and diluted earnings per share grew 25.2% to $1.59 from $1.27 year over year. The Company is pleased with its *Kenneth Cole New York* business, strong growth in its diffusion brands, upward trend in its Consumer Direct business and its continued success in a wide variety of license product classifications. The Company's Balance Sheet remains strong with $111.1 million in cash and no debt at December 31, 2003. Additionally, the Company continues to implement cost reduction strategies, resulting in a decrease in selling, general and administrative expenses as a percentage of revenue and established its quarterly cash dividend during the third quarter of 2003. The Company is pleased with the results and believes that it is well positioned, both in the near term and for many years ahead.

Critical Accounting Policies and Estimates

General The Company's management's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, investments, income taxes, financing operations, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Inventory The Company writes down its inventory for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Sales Returns and Allowances The Company's ability to collect factor chargebacks for deductions taken from its customers for returns, discounts, and allowances as well as potential future customer deductions is significant to its operations. The Company reserves against known chargebacks as well as potential future customer deductions, based on a combination of historical activity and current market conditions. Actual results may differ from these estimates under different assumptions or conditions, which may have a significant impact on the Company's results.

Allowance for Doubtful Accounts The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. These customers include non-factored accounts and credit card receivables from third-party service providers. If the financial conditions of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Income Taxes The Company is routinely under audit by federal, state, or local authorities in the areas of income taxes. These audits include questioning the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on its annual evaluations of tax positions, the Company believes it has appropriately accrued for probable exposures. To the extent the Company is required to pay amounts in excess of recorded income tax liabilities, the Company's effective tax rate in a given financial statement period could be materially impacted.

Litigation The Company is periodically involved in various legal actions arising in the normal course of business. Management is required to assess the probability of any adverse judgements as well as the potential range of any losses. Management determines the required accruals after a careful review of the facts of each significant legal action. The Company's accruals may change in the future due to new developments in these matters.

Contingencies In the ordinary course of business, the Company is involved in and subject to compliance and regulatory reviews and audits by numerous authorities, agencies and other governmental agents and entities from various jurisdictions. The Company is required to assess the likelihood of any adverse outcomes of these matters. A determination of the amount of reserves required, if any, for these reviews are made after careful analysis of each individual issue. The reserves may change in the future due to new developments or final resolution in each matter, which may have a significant impact on the Company's results.

Results of Operations

The following table sets forth certain operating data of the Company as a percentage of net revenues for the periods indicated below:

	2003	2002	2001
Net sales	91.8%	93.4%	94.3 %
Royalty revenue	8.2	6.6	5.7
Net revenues	100.0	100.0	100.0
Cost of goods sold	55.2	54.3	56.0
Gross profit	44.8	45.7	44.0
Selling, general and administrative expenses	33.7	35.2	37.6
Impairment of long-lived assets	0.2	1.1	
Operating income	10.9	9.4	6.4
Income before provision for income taxes	11.1	9.7	6.9
Provision for income taxes	4.1	3.7	2.6
Net income	7.0%	6.0%	4.3%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002 Net revenues increased $35.3 million, or 8.2% to $468.4 million in 2003 from $433.0 million in 2002. This increase is due to revenue increases in each of the Company's business segments: Wholesale, Consumer Direct and Licensing/International.

Wholesale net sales (excluding sales to the Consumer Direct business segment) increased $16.9 million, or 7.1% to $253.5 million in 2003 from $236.6 million in 2002. This increase is attributable to improved sales across the Company's footwear brands: *Kenneth Cole New York, Reaction Kenneth Cole* and *Unlisted* and the additional sales of *Bongo* licensed footwear, offset by a decline in the handbag business. The footwear business increased sales from improved sell-thrus, but were partially offset by the tightening of inventory levels by certain major Company customers, while the Company commenced a major initiative to reposition its handbag business. The associated distribution and merchandising have resulted in creating the current short-term sales reduction. In the longer term, however, the Company believes these initiatives will produce a stronger business and a cornerstone of the brands. The Company believes its focus on improving product offerings, advertising campaigns, marketing efforts, website, catalogs and growing retail presence, combined with the marketing efforts of its licensees, will be significant factors to strengthen and define its distinct brands, *Kenneth Cole New York, Reaction Kenneth Cole, Unlisted* and *Bongo,* across all product classifications, thereby increasing consumer demand for the Company's brands in the future.

Net sales in the Company's Consumer Direct segment increased $8.5 million, or 5.1% to $175.6 million in 2003 from $167.1 million in 2002. Of the total increase, $7.5 million was attributable to new store sales in 2003 plus that portion of 2003 sales for stores not open for all of 2002, as well as an increase of $0.9 million or 0.6% in comparable store sales. The remaining increase was primarily derived from additional Internet sales. The Company believes the increase in comparable store sales was a result of its efforts to adapt its product offerings to better reflect current consumer demands, as well as a general improvement in the economic climate. In an effort to maintain, solidify, and build on the positive sales results, the Company will continue to analyze inventory, focus on products and further scrutinize consumer trends.

Royalty revenue increased $9.5 million, or 33.2% to $38.2 million in 2003 from $28.7 million in 2002. The increase was primarily from incremental minimum royalties from the Company's existing licensees, most significantly women's apparel, new revenues from the Company's fragrance and women's jewelry licensees and payments related to the transfer of the Company's fragrance and sunglass licenses. Improved sales from men's apparel offset by decreases from accessory licensees, men's jewelry and small leather goods, added to increased royalty revenue. The Company believes consumers look toward brands they know and feel are compatible with their lifestyles; therefore, the synergies from its efforts to reinforce its brand identities through greater marketing efforts, by itself and its licensees across all product categories, will continue to strengthen and define its brands to improve name recognition allowing growth in sales both domestically and internationally through license partners.

Consolidated gross profit as a percentage of net revenues decreased to 44.8% in 2003 from 45.7% in 2002. The decrease is primarily due to lower margins in the Company's Wholesale segment, offset by a greater portion of gross profit, as a percentage of net revenues, by the licensing/international segment. The Wholesale gross margin percentage eroded primarily as a result of poor sell-thrus from the restructuring initiatives in the handbag business and the weakened U.S. dollar compared to the Euro, while licensing revenue, which has nominal associated cost of goods, increased as a percentage of net revenues to 8.4% for the year ended December 31, 2003 from 6.8% for the year ended December 31, 2002. The Wholesale segment, which operates at a lower gross profit level than the Consumer Direct segment, decreased its percentage of net revenue to 54.1% for the year ended December 31, 2003 from 54.6% for the year ended December 31, 2002, while the Consumer Direct segment as a percentage of net revenue decreased to 37.5% for the year ended December 31, 2003 from 38.6% for the year ended December 31, 2002. The Consumer Direct margin fell slightly compared to the year ended December 31, 2002.

Selling, general and administrative expenses, including shipping and warehousing ("SG&A"), increased $5.2 million, or 3.4% to $157.8 million (or 33.7% of net revenues) in 2003 from $152.6 million (or 35.2% of net revenues) in 2002. The decrease as a percentage of net revenues is primarily from the economies of scale over the Company's fixed base of general and administrative costs offset by higher labor costs within all three segments. The decrease is further attributable to the continued focus on the Company's on going cost-containment program.

The Company recorded an asset impairment charge of $1.2 million and $4.4 million for the year ended December 31, 2003 and 2002, respectively, for the Company's Lexington Avenue and Rockefeller Center stores located in New York City. This asset impairment charge equaled 0.2% of net revenues for the year end December 31, 2003 and 1.1% of net revenues for the year end December 31, 2002, is included within operating income.

Interest and other income decreased to $0.8 million in 2003 from $1.1 million in 2002. The decrease is due to lower average short-term interest rates.

The Company's effective tax rate decreased to 37.0% for the year ended December 31, 2003 from 37.5% in the corresponding period last year. The decrease is due to the relative level of earnings in the various state and local taxing jurisdictions to which the Company's earnings are subject.

As a result of the foregoing, net income increased $6.5 million, or 24.7% to $32.6 million (7.0% of net revenue) including an asset impairment charge of $1.2 million for the year ended December 31, 2003 from $26.1 million (6.0% of net revenue) including an asset impairment charge of $4.4 million and a gain of $860,000 included in gross profit for the year ended December 31, 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001
Net revenues increased $45.1 million, or 11.6% to $433.0 million in 2002 from $387.9 million in 2001. This increase is due to revenue increases in each of the Company's business segments: Wholesale, Consumer Direct and Licensing/International.

Wholesale net sales (excluding sales to the Consumer Direct business segment) increased $37.7 million, or 18.9% to $236.6 million in 2002 from $199.0 million in 2001. This increase is attributable to improved sales across the Company's footwear and handbag brands: *Kenneth Cole New York, Reaction Kenneth Cole* and *Unlisted.* The highly competitive consumer environment coupled with decreased consumer confidence has led to a continued promotionally driven price sensitive marketplace. The Company's primary brand, *Kenneth Cole New York* accompanied by its diffusion brands, *Reaction Kenneth Cole* and *Unlisted,* has limited the Company's exposure to reductions in sales through varying price point ranges and multiple distribution channels. The Company believes its focus on improving product offerings, advertising campaigns, marketing efforts, website, catalogs and growing retail presence, combined with the marketing efforts of its licensees, will be significant factors to strengthen its three distinct brands, *Kenneth Cole New York, Reaction Kenneth Cole* and *Unlisted* across all product classifications, thereby increasing consumer demand for the Company's brands in the future.

Net sales in the Company's Consumer Direct segment increased $1.1 million, or .7% to $167.1 million in 2002 from $166.0 million in 2001. Of the total increase, $11.3 million was attributable to new store sales in 2002 plus that portion of 2002 sales for stores not open for all of 2001, which was offset by a decrease of $10.2 million in comparable store sales and comparable catalog and Internet sales. The Company believes the decrease in comparable store sales in the Consumer Direct segment is due to the effects of a promotionally driven and highly competitive retail store environment and less consumer spending due to the ongoing Middle East tension, potential additional terrorist attacks and general economic conditions. In an effort to overcome these challenges, the Company continues to analyze inventory, focus on products and further scrutinize consumer trends.

Royalty revenue increased $6.6 million, or 29.8% to $28.7 million in 2002 from $22.1 million in 2001. The increase primarily reflects revenues from the launch of the Company's men's and women's fragrance during the third quarter of 2002 and the launch of the Company's children's apparel line of products. Additional sales from men's and women's sportswear and accessory categories including neckwear, watches, dress shirts and optical wear improved revenues offset by decreases in men's and women's leather outerwear. The addition of fragrance, through a worldwide launch and the initiation of children's wear into the marketplace, continued the Company's strategic plan to grow its global business through licensing partners. The Company believes consumers look toward brands they know and feel comfortable with as a lifestyle; therefore the synergies from its efforts to reinforce its brand identities through greater marketing efforts, by itself and its licensees across all product categories, will continue to propel licensee sales both domestically and internationally.

Consolidated gross profit as a percentage of net revenues increased to 45.7% in 2002 from 44.0% in 2001. The increase is attributable to improvements across all three business segments: Wholesale, Consumer Direct and Licensing/International. The primary increase is attributable to the Wholesale segment volume increase and improved gross profit percentage. The Wholesale segment, which operates at a lower gross profit level than the Consumer Direct segment, increased its percentage of net revenue to 54.6% for the year ended December 31, 2002 from 51.3% for the year ended December 31, 2001, while the Consumer Direct segment as a percentage of net revenue decreased to 38.6% for the year ended December 31, 2002 from 42.8% for the year ended December 31, 2001. Wholesale gross profit as a percentage of sales increased primarily from *Reaction Kenneth Cole* branded footwear and handbags from improved sell-thrus at retail and from well-managed inventories. The increase in the Consumer Direct segment gross profit was attributable to a reduction in markdowns compared with the highly competitive promotionally driven retail environment after the September 11 tragedy and a gain of $860,000 recorded in the third quarter 2002. This gain, included in gross profit, resulted from price adjustments on certain products sold to the *Kenneth Cole* retail stores, after conducting audits of certain licensees as part of the Company's rotational licensee audit program. Licensing revenue, which has nominal associated cost of goods, increased as a percentage of net revenues to 6.8% for the year ended December 31, 2002 from 5.9% for the year ended December 31, 2001.

Selling, general and administrative expenses, including shipping and warehousing ("SG&A"), increased $6.7 million, or 4.6% to $152.6 million (or 35.2% of net revenues) in 2002 from $145.9 million (or 37.6% of net revenues) in 2001. The decrease as a percentage of net revenues is primarily from the economies of scale over the Company's fixed base of general and administrative costs offset by rent and labor costs within the Consumer Direct segment. The decrease is further attributable to the continued focus on the Company's cost-containment program implemented at the end of 2001 in response to a challenging economic environment that continues to persist.

The Company recorded a charge of $4.4 million during the year ended December 31, 2002 due to a write-down of the leasehold improvements associated with the Company's flagship retail location at Rockefeller Center in New York City. This charge, which represented 1.1% of net revenues for the year ended December 31, 2002, is included within operating income.

Interest and other income decreased to $1.1 million in 2002 from $2.1 million in 2001. The decrease is due to lower average short-term interest rates.

The Company's effective tax rate decreased to 37.5% for the year ended December 31, 2002 from 38.3% in the corresponding period last year. The decrease is due to the relative level of earnings in the various state and local taxing jurisdictions to which the Company's earnings are subject.

As a result of the foregoing, net income including an asset impairment charge of $4.4 million and a gain included in gross profit of $860,000 increased $9.5 million, or 57.3% to $26.1 million (6.0% of net revenue) for the year ended December 31, 2002 from $16.6 million (4.3% of net revenue) for the year ended December 31, 2001.

Liquidity and Capital Resources

The Company's cash requirements are generated primarily from working capital needs, retail expansion, enhanced technology, and other corporate activities. The Company primarily relies upon internally generated cash flows from operations to finance its operations and growth; however, it also has the ability to borrow up to $25.0 million under its line of credit facility. Cash flows may vary from time to time as a result of seasonal requirements of inventory, the timing of the delivery of merchandise to customers and the level of accounts receivable and payable balances. At December 31, 2003, working capital was $154.2 million compared to $124.1 million at December 31, 2002.

Net cash provided by operating activities was $32.9 million in 2003 compared to $33.4 million in 2002. This increase in 2003 was primarily attributable to increased earnings offset by the timing of various payables and receivables, as well as the increase in the Company's deferred rent obligations and the reduction of amounts of long-lived impaired assets.

Net cash used in investing activities was $9.5 million in 2003 compared to $7.3 million in 2002. Capital expenditures were approximately $9.5 million, $7.3 million and $10.6 million for 2003, 2002, and 2001, respectively. Expenditures on furniture, fixtures, and leasehold improvements for new retail store openings and expansions were $4.6 million,

$3.9 million and $8.6 million in 2003, 2002, and 2001, respectively. The remaining expenditures were primarily for leasehold improvements for the renovation of the Company's corporate headquarters and information system enhancements.

Net cash used in financing activities was $3.8 million in 2003 compared to $3.5 million in 2002. This is principally attributable to the Company's payment of cash dividends of approximately $3.3 million to Class A and B Common Stock shareholders offset by stock option proceeds. Proceeds from stock-options exercised amount to $3.9 million and $1.0 million for the year ended December 31, 2003 and 2002, respectively. In addition, the Company purchased 200,000 shares of its Class A Common Stock at an average price of $22.63 for the year ended December 31, 2003 compared to 200,000 shares at an average price of $22.81 for the year ended December 31, 2002. As of December 31, 2003, the Company has 4,250,000 shares authorized for repurchase with 1,361,600 shares remaining from its buyback authorization.

The Company currently sells substantially all of its accounts receivable to two factors without recourse. In circumstances where a customer's account cannot be factored without recourse, the Company may take other measures to reduce its credit exposure, which could include requiring the customer to pay in advance, or to provide a letter of credit covering the sales price of the merchandise ordered.

The Company's material obligations under contractual agreements, primarily commitments for future payments under operating lease agreements as of December 31, 2003 are summarized as follows:

	Payments Due by Period				
	Total	1 year or less	2–3 years	4–5 years	After 5 years
Operating Leases and Other Obligations	$203,462,000	$24,197,000	$47,077,000	$41,931,000	$90,257,000
Total Contractual Obligations	$203,462,000	$24,197,000	$47,077,000	$41,931,000	$90,257,000

In addition, the Company will incur approximately $11.0 million in lease payments through 2014 with the execution of its new administrative office lease signed in February 2004.

The Company currently has a line of credit, as amended, under which up to $25.0 million is available to finance working capital requirements and letters of credit to finance the Company's inventory purchases.

Borrowings available under the line of credit are determined by a specified percentage of eligible accounts receivable and inventories and bear interest at (i) the higher of The Bank of New York's prime lending rate or the Federal Funds rate plus 0.5% at the date of borrowing or (ii) a negotiated rate. In connection with the line of credit, the Company has agreed to eliminate all the outstanding borrowings under the facility for at least 30 consecutive days during each calendar year. In addition, borrowings under the line of credit are secured by certain receivables of the Company. The Company had no outstanding advances during 2003 and 2002 under this line of credit, however amounts available under the line were reduced by $2.2 million open letters of credit and $2.8 million standby letters of credit to $20.0 million at December 31, 2003.

During 2004, the Company anticipates opening or expanding approximately 7 to 11 retail and outlet stores. These new and expanded stores will require approximately $3.0 million in aggregate capital expenditures and initial inventory requirements. The Company also anticipates that it will require increased capital expenditures to support its growth including an increase in its office space and enhancements to its information systems.

The Company has a 15-year lease expiring in 2015 for its corporate headquarters in New York City providing approximately 119,500 square feet of office space. The Company has incurred approximately $17.0 million in capital expenditures and expects to expend another $3 million within the next year. During February 2004, the Company entered into a 10-year lease for its administrative offices located in New Jersey, for which it expects to incur $1.0 million in capital improvements during 2004.

The Company believes that it will be able to satisfy its current expected cash requirements for 2004, including requirements for its retail expansion, corporate and administrative office build-outs, enhanced information systems and the payments of its quarterly cash dividend, primarily with cash flow from operations.

Exchange Rates

The Company routinely enters into forward exchange contracts for its future purchases of inventory denominated in foreign currencies, primarily the Euro. At December 31, 2003, forward exchange contracts with a notional value totaling $9.5 million were outstanding with settlement dates ranging from January 2004 through March 2004. Gains and losses on forward exchange contracts that are used for hedges are accounted for on the balance sheet as inventory and an adjustment to equity, and are subsequently accounted for as part of the purchase price of the inventory upon execution of the contract. At December 31, 2003, the unrealized gain on these outstanding forward contracts is approximately $606,000, net of taxes. The Company expects to continue to routinely enter into additional foreign exchange contracts throughout the year. While the Company believes that its current procedures with respect to the reduction of risk associated with currency exchange rate fluctuations are adequate, there can be no assurance that such fluctuations will not have a material adverse effect on the results of operations of the Company in the future.

Inventory from contract manufacturers in the Far East and Brazil are purchased in United States dollars and the recent changes of many of these currencies against the United States dollar has not had any material adverse impact on the Company. However, future purchase prices for the Company's products may be impacted by fluctuations in the exchange rate between the United States dollar and the local currencies of the contract manufacturer, which may affect the Company's cost of goods in the future. The Company does not believe the potential effects of such fluctuations would have a material adverse effect on the Company.

Effects of Inflation

The Company does not believe that the relatively low rates of inflation experienced over the last few years in the United States, where it primarily competes, have had a significant effect on revenues or profitability.

Quantitative and Qualitative Disclosures about Market Risk

The Company does not believe it has a material exposure to market risk. The Company is primarily exposed to currency exchange rate risks with respect to its inventory transactions denominated in Euro. Business activities in various currencies expose the Company to the risk that the eventual net dollar cash flows from transactions with foreign suppliers denominated in foreign currencies may be adversely affected by changes in currency rates. The Company manages these risks by utilizing foreign exchange contracts. The Company does not enter into foreign currency transactions for speculative purposes.

At December 31, 2003, the Company had forward exchange contracts totaling with notional values $9.5 million, which resulted in an unrealized gain of approximately $606,000, net of taxes. The Company's earnings may also be affected by changes in short-term interest rates as a result of borrowings under its line of credit facility. A two or less percentage point increase in interest rates affecting the Company's credit facility would not have had a material effect on the Company's 2003 and 2002 net income.

The following selected financial data has been derived from the consolidated financial statements of the Company and should be read in conjunction with the consolidated financial statements and notes thereto that appear elsewhere in this Annual Report and in "Management's Discussion and Analysis of Financial Condition and Results of Operations." (Amounts, except for per share amounts, are in thousands.)

	2003	2002	2001	2000	1999
Income Statement Data:					
Net sales	$430,101	$404,336	$365,809	$387,148	$298,262
Royalty revenue (2)	38,252	28,713	22,116	21,619	14,955
Net revenue	468,353	433,049	387,925	408,767	313,217
Cost of goods sold	258,457	235,255	217,221	217,046	169,976
Gross profit (3)	209,896	197,794	170,704	191,721	143,241
Selling and general administrative expenses (1)	157,824	152,618	145,919	130,967	102,625
Impairment of long-lived assets	1,153	4,446			
Operating income	50,919	40,730	24,785	60,754	40,616
Interest income, net	825	1,102	2,135	3,228	1,280
Income before provision for income taxes	51,744	41,832	26,920	63,982	41,896
Provision for income taxes	19,145	15,687	10,304	25,592	16,968
Net income	32,599	26,145	16,616	38,390	24,928

	2003	2002	2001	2000	1999
Earnings per share:					
Basic	$ 1.66	$ 1.33	$ .83	$ 1.87	$ 1.24
Diluted	$ 1.59	$ 1.27	$ .80	$ 1.75	$ 1.18
Weighted average shares outstanding:					
Basic	19,609	19,643	19,992	20,574	20,102
Diluted	20,486	20,590	20,745	21,892	21,059

	2003	2002	2001	2000	1999
Balance Sheet Data:					
Working capital	$154,161	$124,103	$ 96,709	$103,768	$106,057
Cash	111,102	91,549	68,966	74,608	71,415
Inventory	44,851	43,724	30,753	42,361	39,553
Total assets	273,841	240,317	201,889	212,370	176,859
Total debt, including current maturities		171	383	576	758
Total shareholders' equity	196,334	164,902	140,894	145,636	125,331

(1) Includes shipping and warehousing expenses.
(2) Includes one-time payments related to the transfer of the Company's fragrance and sunglass licenses during 2003.
(3) Includes a gain of $860,000 for pricing differences discovered during the Company's rotational license audits during 2002.



consolidated STATEMENTS OF INCOME

Year Ended December 31,	2003	2002	2001
Net sales	$430,101,000	$404,336,000	$365,809,000
Royalty revenue	38,252,000	28,713,000	22,116,000
Net revenue	468,353,000	433,049,000	387,925,000
Cost of goods sold	258,457,000	235,255,000	217,221,000
Gross profit	209,896,000	197,794,000	170,704,000
Selling, general, and administrative expenses	157,824,000	152,618,000	145,919,000
Impairment of long-lived assets	1,153,000	4,446,000	
Operating income	50,919,000	40,730,000	24,785,000
Interest and other income, net	825,000	1,102,000	2,135,000
Income before provision for income taxes	51,744,000	41,832,000	26,920,000
Provision for income taxes	19,145,000	15,687,000	10,304,000
Net income	$ 32,599,000	$ 26,145,000	$ 16,616,000
Earnings per share:			
Basic	$ 1.66	$ 1.33	$ .83
Diluted	$ 1.59	$ 1.27	$ .80
Shares used to compute earnings per share:			
Basic	19,609,000	19,643,000	19,992,000
Diluted	20,486,000	20,590,000	20,745,000

See accompanying notes to consolidated financial statements.

consolidated BALANCE SHEETS

December 31,	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$111,102,000	$ 91,549,000
Due from factors	31,487,000	30,886,000
Accounts receivable, less allowance for doubtful accounts of $475,000 in 2003 and 2002	11,254,000	7,884,000
Inventories	44,851,000	43,724,000
Prepaid expenses and other current assets	1,343,000	1,074,000
Deferred taxes, net	2,063,000	2,900,000
Total current assets	202,100,000	178,017,000
Property and equipment—at cost, less accumulated depreciation and amortization	36,755,000	36,002,000
Other assets:		
Deferred taxes, net	8,989,000	7,753,000
Deposits and sundry	7,614,000	6,490,000
Deferred compensation plans assets	18,383,000	12,055,000
Total other assets	34,986,000	26,298,000
Total assets	$273,841,000	$240,317,000

See accompanying notes to consolidated financial statements.

December 31,	2003	2002
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 33,847,000	$ 33,634,000
Accrued expenses and other current liabilities	11,153,000	14,040,000
Income taxes payable	2,939,000	6,240,000
Total current liabilities	47,939,000	53,914,000
Accrued rent and other long-term liabilities	11,185,000	9,446,000
Deferred compensation plans liabilities	18,383,000	12,055,000
Commitments and contingencies		
Shareholders' equity:		
Series A Convertible Preferred Stock, par value $1.00, 1,000,000 shares authorized, none outstanding		
Class A Common Stock, par value $.01, 20,000,000 shares authorized, 14,534,791 and 13,921,817 issued in 2003 and 2002, respectively	145,000	139,000
Class B Convertible Common Stock, par value $.01, 9,000,000 shares authorized, 8,168,497 and 8,360,497 outstanding in 2003 and 2002, respectively	82,000	84,000
Additional paid-in capital	69,992,000	63,476,000
Accumulated other comprehensive income	751,000	654,000
Retained earnings	191,585,000	162,244,000
	262,555,000	226,597,000
Class A Common Stock in treasury, at cost, 2,888,400 and 2,688,400 shares in 2003 and 2002, respectively	(66,221,000)	(61,695,000)
Total shareholders' equity	196,334,000	164,902,000
Total liabilities and shareholders' equity	$273,841,000	$240,317,000

See accompanying notes to consolidated financial statements.

consolidated STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Class A Common Stock	
	Number of Shares	Amount
Balance at 12/31/00	13,479,088	$ 135,000
Transition adjustment		
Forward contracts, net of taxes of $696,000		
Net Income, net of taxes of $10,304,000		
Translation adjustment		
Foreign currency, net of taxes of $(12,000)		
Forward contracts, net of taxes of $(665,000)		
Comprehensive income		
Exercise of stock options		
Related tax benefit of $232,000	37,422	
Issuance of Class A Stock for ESPP	20,074	
Purchase of Class A Stock		
Conversion of Class B to Class A common stock	90,000	1,000
Balance at 12/31/01	13,626,584	136,000
Net Income, net of taxes of $15,687,000		
Translation adjustment		
Foreign currency, net of taxes of $(73,000)		
Forward contracts, net of taxes of $205,000		
Comprehensive income		
Exercise of stock options		
Related tax benefit of $974,000	142,952	2,000
Issuance of Class A Stock for ESPP	14,681	
Purchase of Class A stock		
Conversion of Class B to Class A common stock	137,600	1,000
Balance at 12/31/02	13,921,817	139,000
Net Income, net of taxes of $19,145,000		
Translation adjustment		
Foreign currency, net of taxes of $(69,000)		
Forward contracts, net of taxes of $126,000		
Comprehensive income		
Exercise of stock options		
Related tax benefit of $2,370,000	408,368	4,000
Issuance of Class A Stock for ESPP	12,606	
Dividends paid on common stock		
Purchase of Class A Stock		
Conversion of Class B to Class A common stock	192,000	2,000
Balance at 12/31/03	14,534,791	$145,000

See accompanying notes to consolidated financial statements.

Class B Common Stock		Additional	Accumulated Other		Treasury Stock		
Number of Shares	Amount	Paid-In Capital	Comprehensive Income	Retained Earnings	Number of Shares	Amount	Total
8,588,097	$ 86,000	$ 60,300,000	$ 403,000	$ 119,483,000	(1,506,700)	$ (34,771,000)	$ 145,636,000
			1,122,000				1,122,000
				16,616,000			16,616,000
			(19,000)				(19,000)
			(1,072,000)				(1,072,000)
							16,647,000
		619,000					619,000
		354,000					354,000
					(981,700)	(22,362,000)	(22,362,000)
(90,000)	(1,000)						
8,498,097	85,000	61,273,000	434,000	136,099,000	(2,488,400)	(57,133,000)	140,894,000
				26,145,000			26,145,000
			(121,000)				(121,000)
			341,000				341,000
							26,365,000
		1,994,000					1,996,000
		209,000					209,000
					(200,000)	(4,562,000)	(4,562,000)
(137,600)	(1,000)						
8,360,497	84,000	63,476,000	654,000	162,244,000	(2,688,400)	(61,695,000)	164,902,000
				32,599,000			32,599,000
			(118,000)				(118,000)
			215,000				215,000
							32,696,000
		6,304,000					6,308,000
		212,000					212,000
				(3,258,000)			(3,258,000)
					(200,000)	(4,526,000)	(4,526,000)
(192,000)	(2,000)						
8,168,497	$82,000	$69,992,000	$ 751,000	$191,585,000	(2,888,400)	$(66,221,000)	$196,334,000

consolidated STATEMENTS OF CASH FLOWS

	2003	2002	2001
Cash flows from operating activities			
Net income	$ 32,599,000	$ 26,145,000	$ 16,616,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,604,000	7,307,000	8,313,000
Impairment of long-lived assets	1,153,000	4,446,000	
Unrealized (gain) loss on deferred compensation plans	(2,543,000)	1,526,000	519,000
Realized/Unrealized gain on marketable securities			(133,000)
Provision for doubtful accounts	262,000	244,000	808,000
Benefit for deferred taxes	(399,000)	(3,170,000)	(2,799,000)
Tax benefit from stock options	2,370,000	974,000	232,000
Changes in operating assets and liabilities:			
Increase in due from factors	(601,000)	(2,597,000)	(2,223,000)
(Increase) decrease in accounts receivable	(3,632,000)	(1,397,000)	1,578,000
(Increase) decrease in inventories	(912,000)	(12,630,000)	11,658,000
(Increase) decrease in prepaid expenses and other current assets	(269,000)	(201,000)	383,000
Increase in other assets and deferred compensation assets	(4,909,000)	(1,764,000)	(4,241,000)
(Decrease) increase in income taxes payable	(3,301,000)	3,991,000	(964,000)
Increase (decrease) in accounts payable	213,000	7,702,000	(8,756,000)
(Decrease) increase in accrued expenses and other current liabilities	(2,812,000)	484,000	(1,245,000)
Increase in other non-current liabilities	8,067,000	2,345,000	5,419,000
Net cash provided by operating activities	32,890,000	33,405,000	25,165,000

	2003	2002	2001
Cash flows from investing activities			
Acquisition of property and equipment, net	$ (9,510,000)	$ (7,268,000)	$(10,598,000)
Proceeds from sale and purchase of marketable securities			1,624,000
Net cash used in investing activities	(9,510,000)	(7,268,000)	(8,974,000)
Cash flows from financing activities			
Proceeds from exercise of stock options	3,938,000	1,022,000	387,000
Proceeds from issuance of stock from employee purchase plan	212,000	209,000	354,000
Principal payments of capital lease obligations	(171,000)	(212,000)	(193,000)
Dividends paid to shareholders	(3,258,000)		
Purchase of treasury stock	(4,526,000)	(4,562,000)	(22,362,000)
Net cash used in financing activities	(3,805,000)	(3,543,000)	(21,814,000)
Effect of exchange rate changes on cash	(22,000)	(11,000)	(19,000)
Net increase (decrease) in cash and cash equivalents	19,553,000	22,583,000	(5,642,000)
Cash and cash equivalents, beginning of year	91,549,000	68,966,000	74,608,000
Cash and cash equivalents, end of year	$111,102,000	$ 91,549,000	$ 68,966,000
Supplemental disclosures of cash flow information			
Cash paid during the period for:			
Interest	$ 40,000	$ 35,000	$ 50,000
Income taxes	$ 20,583,000	$ 14,757,000	$ 13,467,000

See accompanying notes to consolidated financial statements.



A. | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1 *Description of business* Kenneth Cole Productions, Inc. and its subsidiaries (the "Company") designs, sources and markets a broad range of quality footwear and handbags, and through license agreements, designs and markets men's, women's and children's apparel and accessories under its *Kenneth Cole New York, Reaction Kenneth Cole* and *Unlisted* brands for the fashion conscious consumer. During 2003, the Company added the *Bongo* trademark for footwear through a license agreement. The Company markets its products for sale to more than 7,500 department stores and specialty store locations in the United States and in several foreign countries, through its retail and outlet store base, and its interactive website. The Company also distributes consumer catalogs that feature a variety of *Kenneth Cole New York* and *Reaction Kenneth Cole* branded products.

2 *Principles of consolidation* The consolidated financial statements include the accounts of Kenneth Cole Productions, Inc. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

3 *Use of estimates* The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4 *Cash and cash equivalents* The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

5 *Inventories* Inventories, which consist of finished goods, are stated at the lower of cost or fair market value. Cost is determined by the first-in, first-out method.

6 *Property and equipment* Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the estimated useful lives of the related assets ranging from three to seven years on a straight-line basis. Leasehold improvements are amortized using the straight-line method over the term of the related lease or the estimated useful life, whichever is less.

The Company reviews long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable as measured by comparing the undiscounted future cash flows to the asset's net book value. Impaired assets are recorded at the lesser of their carrying value or fair value. (See Note D.)

7 *Income taxes* The Company accounts for income taxes using the liability method. Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

8 *Revenue recognition* Wholesale revenues are recognized at the time merchandise is shipped to customers. Retail store revenues are recognized at the time of sale. Both wholesale and retail store revenues are shown net of returns, discounts, and other allowances. The Company has also entered into various trade name license agreements that provide revenues based on minimum royalties and additional revenues based on percentage of defined sales. Minimum royalty revenue is recognized on a straight-line basis over each period, as defined in each license agreement. Royalties exceeding the defined annual minimum amounts are recognized as income during the period corresponding to the licensee's net sales as such amounts are exceeded.

9 *Advertising costs* The Company incurred advertising costs, including certain in-house marketing expenses of $16.8 million, $18.1 million and $16.7 million for 2003, 2002 and 2001, respectively. The Company records advertising expense concurrent with the first time the advertising takes place.

10 *Stock-based compensation* The Company measures compensation expense for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB No. 25") and related Interpretations. The Company has adopted disclosure only provisions of Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS 123").

Pro forma disclosures, as required by Statement of Financial Accounting Standards No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure,"* are computed as if the Company recorded compensation expense based on the fair value for stock-based awards or grants. The following pro forma information includes the effects of the options discussed above.

Year Ended December 31,	2003	2002	2001
Net income, as reported	$32,599,000	$26,145,000	$16,616,000
Deduct: Stock-based employee compensation expense determined under fair value method, net of related tax effects	2,855,000	2,506,000	2,485,000
Pro forma net income	$29,744,000	$23,639,000	$14,131,000
Earnings per share:			
Basic—as reported	$ 1.66	$ 1.33	$ .83
Basic—pro forma	$ 1.52	$ 1.20	$ .71
Diluted—as reported	$ 1.59	$ 1.27	$ .80
Diluted—pro forma	$ 1.45	$ 1.15	$ .68

The effects of applying SFAS 123 on this pro forma disclosure may not be indicative of future results. SFAS 123 does not apply to grants prior to 1995, and additional awards in future years may or may not be granted.

/ / *Derivative instruments and hedging activities* The Company uses derivative financial instruments to manage its risk associated with movements in the Euro exchange rates through forward exchange contracts to purchase inventory. The Company recognizes all derivatives in inventory on the face of the balance sheet. Those derivatives that are not hedges are adjusted to fair value through earnings. Hedged derivatives, depending on their nature, are adjusted to inventory through an offset to earnings or recognized in accumulated other comprehensive income until the hedged inventory commitment is recognized in earnings through the settlement of the Euro contract to complete the purchase of the inventory and the Company's ultimate sale of that inventory. (See Note G.)

/ 2 *Shipping costs* In accordance with Emerging Issues Task Force Issue No. 00-10, *"Accounting for Shipping and Handling Fees,"* the Company has included in sales amounts billed to customers for shipping costs. The related cost incurred by the Company has been included in the cost of goods line item on the face of the income statement.

/ 3 *Exit or disposal activities* In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities"* ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company adopted SFAS 146 on January 1, 2003, which had no effect on its consolidated results of operations or financial position.

14 Reclassifications Certain amounts included in the 2002 and 2001 financial statements have been reclassified to conform to the year-end 2003 presentation.

3. | DUE FROM FACTORS, LINE OF CREDIT FACILITY AND ACCOUNTS RECEIVABLE

The Company sells substantially all of its accounts receivable to its factors, without recourse, subject to credit limitations established by the factor for each individual account. Certain accounts receivable in excess of established limits are factored with recourse. Included in amounts due from factors at December 31, 2003 and 2002 is accounts receivable subject to recourse totaling approximately $494,000 and $286,000, respectively. The agreements with the factors provide for payment of a service fee on receivables sold.

At December 31, 2003 and 2002, the balance due from factors, which includes chargebacks, is net of allowances for returns, discounts, and other deductions of approximately $9,425,000 and $9,400,000, respectively. The allowances are provided for known chargebacks reserved for, but not written off the Company's financial records and for potential future customer deductions based on management's estimates.

The Company has entered into a Line of Credit Facility (the "Facility") that, as amended, allows for uncommitted borrowings, letters of credit and banker's acceptances subject to individual maximums and in the aggregate, an amount not to exceed the lesser of $25,000,000 or a "Borrowing Base." The Borrowing Base is calculated on a specified percentage of eligible amounts due under factoring arrangements, eligible non-factored accounts receivable, and eligible inventory. Borrowings under the revolving loan portion of the Facility ("Advances") are due on demand. The Company may pay down and re-borrow at will under the Facility. Advances bear interest at the Alternate Base Rate (defined as the higher of the Prime Rate or the Federal Funds in effect at borrowing date plus 1/2 of 1%) or the Note Rate (which will be agreed upon between the lender and the Company). There were no outstanding advances under this agreement at December 31, 2003, 2002 and 2001. Amounts available under the Facility at December 31, 2003 were reduced by $2,779,000 of standby letters of credit and $2,237,000 in open letters of credit to $19,984,000.

In connection with the line of credit, the Company has agreed to eliminate all the outstanding advances under the Facility for at least 30 consecutive days during each calendar year. In addition, borrowings under the line of credit are secured by certain assets of the Company.

In the ordinary course of business, the Company has accounts receivable that are non-factored and are at the Company's risk. At December 31, 2003 and 2002, the accounts receivable balance includes allowance for doubtful accounts and consumer direct sales returns of approximately $1,260,000 and $1,275,000, respectively. The allowance for doubtful accounts is provided for estimated losses resulting from the inability of its customers to make required payments. These customers include non-factored accounts and credit card receivables from third-party service providers. The allowances provided for sales returns are for potential future retail customer merchandise returns based on management's estimates.

C. | PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

December 31,	2003	2002
Property and equipment—at cost:		
Furniture and fixtures	$21,488,000	$19,015,000
Machinery and equipment	13,766,000	11,894,000
Leasehold improvements	42,815,000	38,430,000
Leased equipment under capital lease	967,000	967,000
	79,036,000	70,306,000
Less accumulated depreciation and amortization	42,281,000	34,304,000
Net property and equipment	$36,755,000	$36,002,000

D. | IMPAIRMENT OF LONG-LIVED ASSETS

Based upon current performance and the anticipated future outlook of one of the Company's retail stores, the Company recorded a non-cash asset impairment charge of $1,153,000 during the quarter ended December 2003. The Company's management reviewed the store's estimated undiscounted future cash flows and determined that the store's current value was not in excess of expected cash flows and therefore a write-down to current value was required. The write-down of $1,153,000 of the store's leasehold improvements and furniture and fixtures to current value was separately disclosed on the face of the consolidated statement of income. The Company reviewed, recorded, and accounted for a similar write-down of assets of approximately $4,446,000 to its Rockefeller Center Flagship store located in New York City during the 3 months ended September 30, 2002.

E. | ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other current liabilities consist of the following:

December 31,	2003	2002
Rent	$ 485,000	$ 487,000
Compensation	4,964,000	7,061,000
Customer credits	1,933,000	1,825,000
Deferred licensing income	2,795,000	2,299,000
Other	976,000	2,368,000
	$11,153,000	$14,040,000

F. | SEGMENT REPORTING

Kenneth Cole Productions, Inc. has three reportable segments: Wholesale, Consumer Direct, and Licensing/International. The Wholesale segment designs and sources a broad range of fashion footwear, handbags and accessories and markets its products for sale to more than 7,500 department and specialty store locations and to the Company's Consumer Direct segment. The Consumer Direct segment markets a broad selection of the Company's branded products, including licensee products, for sale directly to the consumer through its own channels of distribution, which include full price retail stores, outlet stores, catalogs, and e-commerce (at website addresses *www.kennethcole.com* and *www.reactiononline.com*). The Licensing/International segment, through third-party licensee agreements, has evolved the Company from a footwear resource to a diverse lifestyle brand competing effectively in approximately 30 apparel and accessories categories for both men and women. The Company maintains control over quality, image and distribution of the licensees. This segment primarily consists of royalties earned on licensee sales to third parties of the Company's branded products and royalties earned on the purchase and sale to foreign retailers or to consumers in foreign countries.

The Company's reportable segments are business units that offer products to overlapping consumers through different channels of distribution. Each segment is managed separately, although planning, implementation and results are reviewed internally by the executive management committee.

The Company evaluates performance and allocates resources based on profit or loss from each segment. The Wholesale segment is evaluated on income from operations before income taxes. The Consumer Direct segment is evaluated on profit or loss from operations before unallocated corporate overhead and income taxes. The Licensing/International segment is evaluated based on royalties earned and pretax segment profit. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales between the Wholesale and Consumer Direct segment include a markup, which is eliminated in consolidation.

Financial information of the Company's reportable segments is as follows:

	Wholesale	Consumer Direct	Licensing/ International	Totals
Year Ended December 31, 2003				
Revenues	$253,519	$175,577	$39,257	$468,353
Intersegment revenues	32,671			32,671
Interest income, net	825			825
Depreciation and amortization expense	2,696	4,893	15	7,604
Impairment of long-lived assets		1,153		1,153
Segment income (1)(3)	31,053	6,843	31,147	69,043
Segment assets	217,806	48,454	9,719	275,979
Expenditures for long-lived assets	4,854	4,584	72	9,510
Year Ended December 31, 2002				
Revenues	$ 236,615	$ 167,096	$ 29,338	$ 433,049
Intersegment revenues	30,525			30,525
Interest income, net	1,102			1,102
Depreciation and amortization expense	2,307	4,985	15	7,307
Impairment of long-lived assets		4,446		4,446
Segment income (1)(2)	30,713	5,430	21,663	57,806
Segment assets	188,807	49,017	4,459	242,283
Expenditures for long-lived assets	3,389	3,853	26	7,268

	Wholesale	Consumer Direct	Licensing/ International	Totals
Year Ended December 31, 2001				
Revenues	$198,958	$165,950	$23,017	$387,925
Intersegment revenues	31,470			31,470
Interest income, net	2,135			2,135
Depreciation and amortization expense	2,958	5,165	8	8,131
Segment income (1)	22,478	4,352	16,270	43,100
Segment assets	147,834	52,374	3,394	203,602
Expenditures for long-lived assets	2,002	8,592	4	10,598

(1) Before elimination of intersegment profit, unallocated corporate overhead and provision for income taxes.
(2) Segment income for the Consumer Direct segment includes a gain of $860,000 from price adjustments on certain products sold to Kenneth Cole retail stores, discovered during rotational licensee audits.
(3) Segment income for the Licensing/International segment includes one-time payments for the transfer of the Company's fragrance and sunglass license.

The reconciliation of the Company's reportable segment revenues, profit and loss, and assets are as follows:

	2003	2002	2001
Revenues			
Revenues for reportable segments	$468,353	$433,049	$387,925
Intersegment revenues for reportable segments	32,671	30,525	31,470
Elimination of intersegment revenues	(32,671)	(30,525)	(31,470)
Total consolidated revenues	$468,353	$433,049	$387,925
Income			
Total profit for reportable segments	$ 69,043	$ 57,806	$ 43,100
Elimination of intersegment profit	(8,524)	(7,615)	(7,863)
Unallocated corporate overhead	(8,775)	(8,359)	(8,317)
Total income before provision for income taxes	$ 51,744	$ 41,832	$ 26,920

	2003	2002	2001
Assets			
Total assets for reportable segments	$275,979	$242,283	$203,602
Elimination of inventory profit in consolidation	(2,138)	(1,966)	(1,713)
Total consolidated assets	$273,841	$240,317	$201,889

Revenues from international customers are less than two percent of the Company's consolidated revenues.

6. | FOREIGN CURRENCY TRANSACTIONS, DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company, in the normal course of business, routinely enters into forward exchange contracts in anticipation of future purchases of inventory denominated in foreign currencies. These forward exchange contracts are used to hedge against the Company's exposure to changes in foreign exchange rates to protect the purchase price of merchandise under such commitments and are not held for the purpose of trading or speculation. The Company has therefore classified these contracts as cash flow hedges. The Company had forward exchange contracts of $9,500,000, $7,750,000 and $8,000,000 at December 31, 2003, 2002 and 2001, respectively. At December 31, 2003, forward exchange contracts have maturity dates through March 2004.

The Company recorded a transition adjustment gain of approximately $1,122,000 in other comprehensive income to recognize at fair value the derivatives that were designated as cash flow hedging instruments upon adoption of SFAS 133 on January 1, 2001. All components of the contracts are included in the measurement of the related hedge effectiveness. The critical terms of the foreign exchange contracts are the same as the underlying forecasted transactions; therefore, changes in the fair value of the contracts should be highly effective in offsetting changes in the expected cash flows from the forecasted transactions. No gains or losses related to ineffectiveness of cash flow hedges were recognized in earnings during 2003 and 2002. At December 31, 2003, the Company's notional $9,500,000 in forward exchange contracts resulted in an unrealized gain of approximately $606,000, net of taxes, which was included as an addition to other comprehensive income in the statement of changes in shareholders' equity and an increase to inventory, the underlying exposure on the balance sheet. The Company expects to reclassify all of the unrealized gain from other comprehensive income into earnings within the next three-month period due to the actual executions of foreign exchange contracts to purchase merchandise and the Company's ultimate sale of that merchandise.

H. | INCOME TAXES

Significant items comprising the Company's deferred tax assets and liabilities are as follows:

December 31,	2003	2002
Deferred tax assets:		
Inventory allowances and capitalization	$ 1,352,000	$ 932,000
Allowance for doubtful accounts and sales allowances	696,000	1,569,000
Deferred rent	3,771,000	3,223,000
Deferred compensation	7,244,000	5,671,000
Asset impairment	1,966,000	1,668,000
Other	38,000	356,000
	15,067,000	13,419,000
Deferred tax liabilities:		
Depreciation	(2,068,000)	(1,459,000)
Undistributed foreign earnings	(1,947,000)	(1,307,000)
	(4,015,000)	(2,766,000)
Net deferred tax assets	$11,052,000	$10,653,000

The provision (benefit) for income taxes consists of the following:

December 31,	2003	2002	2001
Current:			
Federal	$16,816,000	$16,850,000	$12,172,000
State and local	2,587,000	1,900,000	1,000,000
Foreign	141,000	107,000	117,000
	19,544,000	18,857,000	13,289,000
Deferred:			
Federal	(368,000)	(2,999,000)	(2,750,000)
State and local	(31,000)	(171,000)	(235,000)
	(399,000)	(3,170,000)	(2,985,000)
	$19,145,000	$15,687,000	$10,304,000

The reconciliation of income tax computed at the U.S. federal statutory tax rate to the effective income tax rate for 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Federal income tax at statutory rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	2.0%	2.5%	3.3%
	37.0%	37.5%	38.3%

I. | STOCK OPTION PLANS AND GRANTS

/ *1994 stock option plan* The Company's 1994 Incentive Stock Option Plan, as amended (the "Plan"), authorizes the grant of options to employees for up to 4,800,000 shares of the Company's Class A Common Stock. Certain options granted under the Plan vest in one-third increments in each of the first, second and third years following the date of grant, while certain other options vest over five years. Options granted under the "Plan" have ten-year terms. Non-employee Director options granted have ten-year terms and vest 50% on the first anniversary of the date of grant and become fully exercisable at the end of two years.

The Company has elected to continue to follow Accounting Principles Board Opinion No. 25 ("APB 25"), in accounting for its employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rate of 4.0%, 4.5% and 5.0%; expected volatility factors of 64.5%, 72.4% and 65.5% and expected lives of 5.0, 4.4 and 5.1 years. Dividend yield assumptions were 1.38% for 2003 and 0.0% for 2002 and 2001. The weighted average fair value of options granted during 2003, 2002 and 2001 were $14.48, $16.31 and $10.85, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. As a result of the Company's employee stock options having characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The following table summarizes all stock option transactions from December 31, 2000 through December 31, 2003:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	1,811,045	
Granted	1,083,550	$18.18
Exercised	(37,503)	$10.38
Forfeited	(34,301)	$20.68
Outstanding at December 31, 2001	2,822,791	
Granted	73,650	$24.33
Exercised	(97,952)	$ 9.75
Forfeited	(166,509)	$22.18
Outstanding at December 31, 2002	2,631,980	
Granted	657,500	$23.33
Exercised	(317,632)	$11.68
Forfeited	(41,929)	$19.87
Outstanding at December 31, 2003	2,929,919	

The following table summarizes information concerning currently outstanding and exercisable stock options at December 31, 2003:

	Outstanding Stock Options			Exercisable Stock Options	
Range of Exercise Prices	Outstanding Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable Shares	Weighted Average Exercise Price
$ 4.00 to $12.00	531,496	2.89 years	$10.06	531,496	$10.06
$12.01 to $24.00	1,588,457	7.36 years	$18.28	557,795	$14.85
$24.01 to $36.00	809,966	6.59 years	$27.56	431,560	$28.38

2 *Stock option grants* In 1994, the Board of Directors granted non-transferable stock options to an officer of the Company, for the purchase of 334,425 shares of Class A Common Stock at an exercise price of $1.4583 per share. In 2000, 50,000 options were exercised and at December 31, 2001 and 2000, 130,000 options were outstanding and exercisable. During 2002, an additional 45,000 options were exercised leaving 85,000 options outstanding and exercisable at December 31, 2002. The remaining 85,000 options were fully exercised during 2003.

J. | BENEFIT PLANS

1 *401(k) plan* The Company's 401(k) profit-sharing plan covers all non-union employees, subject to certain minimum age and length of service requirements who are permitted to contribute specified percentages of their salary up to the maximum permitted by the Internal Revenue Service. The Company is obligated to make a matching contribution and may make an additional discretionary contribution, as defined. Contributions to the plan for the years ended December 31, 2003, 2002 and 2001 were approximately $268,000, $241,000 and $267,000, respectively.

2 *Deferred compensation plans* The Kenneth Cole Productions, Inc. Deferred Compensation Plan is a non-qualified plan maintained primarily to provide deferred compensation benefits for a select group of "highly compensated employees." During 2002, the Company added a second plan expanding the definition of "highly compensated employees" to include additional Company management. The Company accounts for the investments in the deferred compensation plans in accordance with SFAS 115, *"Accounting for Certain Investments in Debt and Equity Securities,"* and such investments have been classified as trading.

In 2003, 2002 and 2001, the Company deposited $247,000, $1,408,000 and $1,374,000, respectively, into Supplemental Executive Retirement Plans ("SERP") for certain key executives. The amounts have been recorded in deposits and sundry on the face of the consolidated balance sheets. These plans are non-qualified deferred compensation plans. Benefits payable under these plans are based upon the performance of the individual directed investments from the Company's initial and future contributions. Benefits earned under the SERP begin vesting after 3 years from issuance, and become 75% vested after 10 years and fully vested upon the participant retiring at age 60 or later. In addition, SERP participants are covered by life insurance through a portion of the Company's contribution. The value of these investments at December 31, 2003 and 2002 were $4,102,000 and $2,897,000, respectively, which the Company accounts for in accordance with SFAS 115, *"Accounting for Certain Investments in Debt and Equity Securities,"* and such investments have been classified as trading. The unrealized gains and losses on the investments were recorded as selling, general and administrative expense within the accompanying statements of income as a general operating expense. In addition, the Company has recorded an accumulated long-term vested benefit obligation of approximately $1,200,000 and $965,000 at December 31, 2003 and 2002, respectively, within the accompanying Consolidated Balance Sheets.

3 *Employee stock purchase plan* During 2000, the Company established a qualified employee stock purchase plan ("ESPP"), the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the Company's Class A Common Stock at a price equal to 85% of the lower of the closing price at the beginning or end of each quarterly stock purchase period. On March 7, 2000, the Company filed with the Securities and Exchange Commission Form S-8 registering 150,000 shares of Class A Common Stock for the ESPP. For the year ended December 31, 2003, 2002, and 2001, employees purchased 12,606, 14,681, and 20,074 shares, respectively. Total shares purchased through December 31, 2003 were 54,013.

K. | COMMITMENTS AND CONTINGENCIES

1 *Operating leases* The Company leases office, retail and warehouse facilities under non-cancelable operating leases between 5 and 20 years with options to renew at varying terms. Future minimum

lease payments for non-cancelable leases with initial terms of one year or more consisted of the following at December 31, 2003:

2004	$ 23,627,000
2005	22,794,000
2006	21,623,000
2007	20,520,000
2008	19,891,000
Thereafter	90,257,000
Total minimum cash payments	$198,712,000

In addition, certain of these leases contain rent escalation provisions and require additional percentage rent payments to be made.

Rent expense for the years ended December 31, 2003, 2002 and 2001 was $31,168,000, $29,062,000 and $26,999,000, respectively. Subtenants rental income for 2003, 2002, and 2001 was $1,225,000, $967,000, and $708,000, respectively. Future minimum rental income from subtenants consists of the following:

2004	$ 847,000
2005	696,000
2006	696,000
Thereafter	0
Total minimum cash proceeds	$2,239,000

Future minimum rental income from sub-tenants does not include rent escalation and other charges that are subsequently passed through to the sub-tenant.

2 *Letters of credit* At December 31, 2003 and 2002, the Company was contingently liable for approximately $2,237,000 and $1,345,000 of open letters of credit, respectively. In addition, at December 31, 2003 and 2002, the Company was contingently liable for approximately $2,779,000 and $2,779,000 of standby letters of credit, respectively.

3 *Concentrations* In the normal course of business, the Company sells to major department stores and specialty retailers and believes that its broad customer base will mitigate the impact that financial difficulties of any such retailers might have on the Company's operations. In 2003, 2002 and 2001, the Company had no customer account for more than 10% of consolidated net sales.

The Company sources each of its product lines separately, based on the individual design, styling and quality specifications of such products. The Company primarily sources its products directly or indirectly through manufacturers in Italy, Spain, Brazil, China and South Korea. The Company attempts to limit the concentration with any one manufacturer. However, approximately 32% and 54% of total handbag purchases came from one manufacturer in China during 2003 and 2002, respectively. Approximately 36% and 40% of *Kenneth Cole* and *Reaction Kenneth Cole* men's footwear purchases were from one manufacturer in Italy utilizing many different factories during 2003 and 2002, respectively. Furthermore, approximately 37% and 38% of Kenneth Cole ladies' footwear was purchased from one manufacturer in Italy during 2003 and 2002, respectively, while 57% and 42% of *Reaction Kenneth Cole* ladies' footwear purchases were sourced through one manufacturer in Italy during 2003 and one agent utilizing several different factories in Brazil in 2002, respectively. The Company believes it has alternative manufacturing sources available to meet its current and future production requirements in the event the Company is required to change current manufacturers or current manufacturers are unavailable to fulfill the Company's production needs.

At December 31, 2003, the Company had approximately 6% of its employees covered under a collective bargaining agreement with a local union.

4 *Other* The Company, from time to time, is a party to litigation that arises in the normal course of its business operations. The Company presently is not a party to any such litigation that would have a material adverse effect on its business or operations.

L. | SHAREHOLDERS' EQUITY

1 *Common stock* Class A Common Shareholders are entitled to one vote for each share held of record and Class B Common Shareholders are entitled to ten votes for each share held of record. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the Class B Shareholder. The Class A Common Shareholders vote together with Class B Common Shareholders on all matters subject to shareholder approval, except that Class A Common Shareholders vote separately as a class to elect 25% of the Board of Directors of the Company. Shares of neither class of Common Stock have preemptive nor cumulative voting rights.

2 *Preferred stock* The Company's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of preferred stock. The preferred stock may be issued from time to time as determined by the Board of Directors of the Company, without shareholder approval. Such preferred stock may be issued in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by the Board of Directors.

3 *Common stock repurchase* On February 21, 2001, the Board of Directors of the Company authorized management to repurchase, from time to time, an additional 2,000,000 shares up to an aggregate 4,250,000 shares of the Company's Class A Common Stock. As of December 31, 2003, 2,888,400 shares were repurchased in the open market at an aggregate price of $66,221,000, reducing the available shares authorized for repurchase to 1,361,600. The repurchased shares have been recorded as treasury stock.

4 *Dividends* On July 29, 2003, the Board of Directors of the Company declared a quarterly cash dividend of $0.075 per share payable

September 18, 2003 to shareholders of record at the close of business on August 28, 2003. Aggregate dividends in the amount of $1,476,000 were paid out, approximately $861,000 and $615,000 to Class A and Class B shareholders, respectively.

On October 28, 2003, the Board of Directors of the Company declared a quarterly cash dividend of $0.09 per share payable on December 17, 2003 to shareholders of record at the close of business on November 25, 2003. Aggregate dividends in the amount of $1,782,000 were paid out, approximately $1,047,000 and $735,000 to Class A and Class B shareholders, respectively.

M. | EARNINGS PER SHARE

The following is an analysis of the differences between basic and diluted earnings per common share in accordance with Statement of Financial Accounting Standards No. 128, *"Earnings Per Share."*

For the Year Ended December 31,	2003	2002	2001
Weighted average common shares outstanding	19,609,000	19,643,000	19,992,000
Effect of dilutive securities:			
Stock options	877,000	947,000	753,000
Weighted average common shares outstanding and common share equivalents	20,486,000	20,590,000	20,745,000

Dilutive securities, stock options, are determined under the treasury stock method by calculating the assumed proceeds available to repurchase stock using the weighted average shares outstanding for the period. The calculation includes anti-dilutive shares.

N. | LICENSING AGREEMENTS

On May 1, 2003, the Company entered into an exclusive license agreement with Candies, Inc. and its trademark holding company, IP Holdings, LLC, ("Candies") to use the *Bongo* trademark in connection with worldwide manufacture, sale and distribution of women's, men's, and children's footwear. The Chief Executive Officer and Chairman of Candies is the brother of the Company's Chief Executive Officer and Chairman. The initial term of the agreement is through December 31, 2007, with options to renew through December 31, 2016 based upon the Company reaching certain sales thresholds. During these periods, the Company is obligated to pay Candies a percentage of net sales based upon the terms of the agreement. The Company recorded approximately $632,000 in royalty and advertising expense to Candies for the year ended December 31, 2003.

O. | RELATED PARTY TRANSACTIONS

During 2002, the Board of Directors authorized a $600,000 contribution payable to the Kenneth Cole Productions, Inc. Foundation, which was subsequently paid during the three months ended June 30, 2003. The Kenneth Cole Productions, Inc. Foundation is a not-for-profit organization that fosters programs to aid primarily in the fields of arts and culture, education, and medical research.

P. | QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2003 and 2002 appear below (in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Net sales	$102,117	$88,096	$121,179	$118,709
Licensing revenue	8,007	8,832	10,887	10,526
Net revenues	110,124	96,928	132,066	129,235
Gross profit	47,582	43,991	57,624	60,699
Operating income	9,851	9,369	15,769	15,930
Net income	6,359	6,060	10,034	10,146
Earnings per share—basic	$ 0.33	$ 0.31	$ 0.51	$ 0.51
Earnings per share—diluted	$ 0.31	$ 0.30	$ 0.49	$ 0.49

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Net sales	$87,290	$93,245	$115,325	$108,476
Licensing revenue	5,621	6,005	8,195	8,892
Net revenues	92,911	99,250	123,520	117,368
Gross profit	43,764	46,093	54,221	53,716
Operating income	8,497	8,270	10,509	13,454
Net income	5,521	5,418	6,788	8,418
Earnings per share—basic	$ 0.28	$ 0.28	$ 0.34	$ 0.43
Earnings per share—diluted	$ 0.27	$ 0.26	$ 0.33	$ 0.41

Q. | SUBSEQUENT EVENT

1 *Dividend* On February 26, 2004, the Board of Directors of the Company declared a quarterly cash dividend of $0.12 per share payable March 25, 2004 to shareholders of record at the close of business on March 9, 2004.

2 *Lease* On February 24, 2004, the Company entered into a ten-year lease that provided the Company with approximately 51,000 square feet of office space. The Company expects to move its administrative offices into this new location during the second calendar quarter of 2004.

report of INDEPENDENT AUDITORS

Board of Directors and Shareholders
Kenneth Cole Productions, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Kenneth Cole Productions, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kenneth Cole Productions, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 20, 2004

MANAGEMENT'S RESPONSIBILITY for financial statements

The accompanying consolidated financial statements of Kenneth Cole Productions, Inc. presented in this report were prepared by management, which is responsible for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Some of the amounts included in the consolidated financial information are necessarily based on estimates and judgments of management.

The Company maintains accounting and related internal control systems designed to provide, among other things, reasonable assurance that transactions are executed in accordance with management's authorization and that they are recorded and reported properly. The control environment is augmented by the Company's internal audit function, which performs audits and evaluates the adequacy of and the adherence to these controls, policies and procedures. There are limitations inherent in all systems of internal control based on the recognition that the costs of such systems should be related to the benefits to be derived. We believe the Company's systems provide this appropriate balance.

The consolidated financial statements have been audited by the Company's independent auditors, Ernst & Young LLP. Their primary role is to render an independent professional opinion on the fairness of the financial statements taken as a whole. Their audit, which is performed in accordance with auditing standards generally accepted in the United States, includes an evaluation of the Company's accounting systems and internal control sufficient to express their opinion on those financial statements.

The Audit Committee of the Board of Directors, which is composed of independent directors who are financially literate, meets regularly with management, internal auditors and the Company's independent accountants to review the results of their work and to satisfy itself that their responsibilities are being properly discharged. The independent and internal auditors have unrestricted access to the Audit Committee without management present.

Kenneth D. Cole
Chairman of the Board and Chief Executive Officer

Stanley A. Mayer
Executive Vice President and Chief Financial Officer

The Company's Class A Common Stock is listed and traded (trading symbol: KCP) on the New York Stock Exchange ("NYSE"). On March 10, 2004, the closing sale price for the Class A Common Stock was $32.15. The following table sets forth the high and low closing sale prices for the Class A Common Stock for each quarterly period for 2002 and 2003, as reported on the NYSE Composite Tape:

2002:	High	Low
First Quarter	22.19	15.99
Second Quarter	30.12	19.12
Third Quarter	27.94	20.30
Fourth Quarter	25.90	16.76

2003:	High	Low
First Quarter	26.57	21.56
Second Quarter	25.50	19.02
Third Quarter	29.21	19.25
Fourth Quarter	30.88	26.53

The number of shareholders of record of the Company's Class A Common Stock on March 10, 2004 was 64.

There were four holders of record of the Company's Class B Common Stock on March 10, 2004. There is no established public trading market for the Company's Class B Common Stock.

On February 21, 2001, the Board of Directors of the Company authorized management to repurchase, from time to time, an additional 2,000,000 shares up to an aggregate 4,250,000 shares of the Company's Class A Common Stock. As of December 31, 2003, 2,888,400 shares were repurchased in the open market at an aggregate price of $66,221,000, reducing the available shares authorized for repurchase to 1,361,600. The repurchased shares have been recorded as treasury stock.

Dividend Policy

The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, proposed tax legislation, the financial condition of the Company and general business conditions.

During the third quarter 2003, the Company established a quarterly dividend and paid a cash dividend of $0.075 per share on September 18, 2003 to shareholders of record at the close of business on August 28, 2003. During the fourth quarter 2003, the Company increased the quarterly cash dividend to $0.09 per share and paid it on December 13, 2003 to shareholders of record at the close of business on November 25, 2003.

On February 26, 2004, the Board of Directors of the Company declared and increased the quarterly cash dividend to $0.12 per share payable on March 25, 2004 to shareholders of record at the close of business on March 9, 2004.







CERTIFICATIONS *pursuant to section 302 of the sarbanes-oxley act of 2002*

I, Kenneth D. Cole, certify that:

1 I have reviewed this annual report of Kenneth Cole Productions, Inc.;

2 Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3 Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4 The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15(d)-15(e)) for the registrant and have:

A Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

B Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

C Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5 The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

A All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

B Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Kenneth D. Cole
Chief Executive Officer
Date: March 10, 2004

I, Stanley A. Mayer, certify that:

1 I have reviewed this annual report of Kenneth Cole Productions, Inc.;

2 Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3 Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4 The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15(d)-15(e)) for the registrant and have:

A Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

B Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

C Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5 The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

A All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

B Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Stanley A. Mayer
Chief Financial Officer
Date: March 10, 2004

CORPORATE DIRECTORY and shareholder information

Board of Directors

Kenneth D. Cole
Chairman of the Board and Chief Executive Officer

Paul Blum
President

Stanley A. Mayer
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Robert C. Grayson*
President, Robert C. Grayson & Associates, Inc., Partner, Berglass-Grayson

Denis F. Kelly*
Managing Partner, Scura, Rise & Partners, LLC

Philip B. Miller*
Principal, Philip B. Miller Associates

*Members of the Audit Committee and Compensation Committee

Executive Officers and Senior Management

Kenneth Cole
Chairman and Chief Executive Officer

Paul Blum
President

Michael J. Newman
Vice Chairman

Stanley A. Mayer
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Susan Q. Hudson
Senior Vice President of Wholesale

Lori Wagner
Senior Vice President of Marketing

Harry Kubetz
Senior Vice President of Operations

David Edelman
Senior Vice President of Finance

Michael F. Colosi
Corporate Vice President and General Counsel

Michael DeVirgilio
Corporate Vice President of Licensing

Ellen Rodriguez
Corporate Vice President of International Licensing and Strategic Planning

Corporate Headquarters

Kenneth Cole Productions, Inc.
603 West 50th Street
New York, New York 10019

Internet Addresses

www.kennethcole.com
www.reactiononline.com

Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. Thursday, May 27, 2004 at the Company's Administrative Offices, 2 Emerson Lane, Secaucus, New Jersey 07094.

Class A Common Stock

Shares of the Company's Class A Common Stock are listed and traded on the New York Stock Exchange (trading symbol KCP).

Corporate Governance

The Company's Corporate Governance Guidelines will be available through the Investor Relations Corporate Governance Link Effective May 27, 2004 on our website: www.kennethcole.com

Independent Auditors

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Transfer Agent

Bank of New York
Shareholder Relations
Department-11E
P.O. Box 11258
Church Street Station
New York, New York 10286
http://stock.bankofny.com
1-800-524-4458

Information Requests

Copies of the Company's Annual Report on Form 10-K as filed with The Securities and Exchange Commission are available free of charge to shareholders either on the Company's website or upon request to:

Investor Relations

Kenneth Cole Productions, Inc.
2 Emerson Lane
Secaucus, New Jersey 07094
(201) 864-8080
investrelations@kcole.com